Ms. Nili Shah
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0510
August 3, 2005

Re:	Johnson Controls, Inc.
Comment letter dated July 29, 2005
Commission File No. 1-5097
Dear Ms. Shah:
In response to the comment letter dated July 29, 2005 relating to Form 10-Q for the period ended March 31, 2005 the following is our response. Based on discussions with the Commission, we understand and agree with comment (2) and will make the suggested disclosures. We have provided an example of the revised disclosure which will be included in our Third Quarter Form 10-Q and our amended Form 10-K to address this comment. Regarding comment (1), please find our discussion below.
1.	The Commission’s comment was as follows:

It does not appear that the $11.5 million and $69 million tax benefits recognized in the 12/31/04 and 3/31/05 quarters, respectively, are changes in tax status as contemplated by paragraphs 28 and 112 of SFAS 109. Instead, it appears that these benefits have arisen from tax planning strategies and not from changes in tax laws or tax rates. If this understanding is not correct then please clarify the issue in a letter of supplemental information. Otherwise, the description of these tax benefits should be clarified in your filings.

Tax planning strategies are specifically addressed in paragraphs 22 and 23 of SFAS 109 as a factor to consider when determining the amount of deferred tax asset valuation allowances required. It appears that you may use German and French NOL’s as ordinary tax deductions for US income tax purposes. Therefore, it is not clear why a full valuation allowance is recorded against these tax assets at 3/31/05. In this regard, we note the consistent history of substantial taxable income and the Registrant’s positive forecasts of future sales and earnings. Please clarify this issue in a letter of supplemental information. This apparent inconsistency should be clarified in the critical accounting policy section of your filings.
We supplementally provide the following background information on the Company’s “check-the-box” elections and the related authoritative guidance supporting the Company’s accounting treatment.

Ms. Nili Shah
August 3, 2005

Background
The US parent owns via a German holding company, Erste JCI Holding GmbH (Erste), a group of German subsidiaries. Several of these German subsidiaries were acquired in previous years through third party share purchase transactions in which purchase price premiums were paid. The capital loss tax benefit recorded in the second quarter of fiscal 2005 relates to the decrease in value of the original tax basis of these investments from the time of the respective acquisitions to March 31, 2005 – the date of the “check-the-box” tax election. The election generated a capital loss at the level of the US parent company. This loss can be used to offset US capital gains. It should be noted that this election in no way changes the tax attributes of the historic operating losses of the related German operating subsidiaries for which full valuation allowances have been provided against the NOL tax assets given the uncertainty as to their future utilization in Germany.
As a matter of further clarification, for US federal income tax purposes, tax basis is generally equal to the purchase price plus subsequent monies invested, subject to certain adjustments. For US federal income tax purposes, the fair market value of an asset is determined as of a specific point in time, which in this case is March 31, 2005 – the date of the “check-the-box” election. As of that date, the German holding company was deemed liquidated for US tax purposes, and, pursuant to the deemed liquidation tax rules, the US parent of Erste was required to determine the fair value of the German holding company. The US parent engaged an independent third party appraiser to determine fair value and that fair value was used by the Company in determining the capital loss (fair value less tax basis) from this deemed liquidation as of March 31, 2005.
It should also be noted that the German holding company and its subsidiaries remain in legal existence and continue business operations as they had before the “check-the-box” tax election. Nothing has changed from a business or operational standpoint as a result of filing the above mentioned tax election other than the fact that the election produced a deemed liquidation of Erste for US federal income tax purposes and the resultant capital loss which is claimable by the shareholder, a US corporation.
As discussed in our prior response to the Staff dated July 18, 2005, the French subsidiary “check-the-box” election in the first quarter of fiscal 2005 resulted in similar income tax accounting and financial reporting considerations.
Finally, for income tax purposes, it is important to note that a company may freely decide those companies for which it chooses to file a “check-the-box” election. It is not required that the taxpayer make the election for all companies within a certain business group or jurisdiction and the tax implications of such an election are limited specifically to the elected entities. It is important to note that the “check-the-box” election does not affect the tax attributes of any of the underlying subsidiary entities.

Ms. Nili Shah
August 3, 2005

Authoritative Guidance
The “check-the-box” election changes the tax status of Erste and the respective French entity from controlled foreign corporations (i.e., taxable entities) to branches (i.e., flow through entities similar to a partnership) for US federal income tax purposes. The Company does not believe that the “check-the-box” election is a tax planning strategy as outlined in paragraph 246 of SFAS No. 109. In accordance with the provisions of paragraph 28 of SFAS No. 109, the US capital loss tax benefits are appropriately accounted for as being the result of a change in tax status and thereby reported as discrete period items in the Company’s first and second quarter of fiscal 2005 in the amounts of $11.5 million and $69.0 million, respectively.
Paragraph 112 of SFAS No. 109 states that “a change in tax law or rate or change in tax status is an event that has economic consequences for an enterprise in the year that change occurs, that is, in the year that a change in tax law or rate is enacted or a change in tax status is approved.” The tax status of the respective German and French entities have changed as a result of the “check-the-box” elections and, as such, paragraph 28 of SFAS No. 109 indicates that “the effect of an election for a voluntary change in tax status is recognized on the approval date or on the filing date if approval is not necessary.” As our elections did not require approval, discrete period accounting recognition of the tax benefits resulting from these elections is appropriate.
The tax benefits recognized as a result of these elections represent a portion of the excess tax basis over book investment in the German and French entities, the asset for which was not previously recorded in accordance with paragraph 34 of SFAS No. 109. However, as a result of the deemed liquidations of these entities for US federal income tax purposes from the “check-the-box” elections, discrete period tax benefits were appropriately recorded relating to the resulting partial reversal of excess tax basis over book investment in these entities.
We will expand the description of the tax benefits in our Amended Form 10-Q’s for the first and second quarters of fiscal 2005.
With respect to the Staff’s comment regarding the use of German and French NOLs as ordinary deductions for US income tax purposes, we provide the following supplemental information:
Germany: As discussed above, the “check-the-box” election resulted in the generation of a capital loss at the level of the US parent which could be used only to offset capital gains generated by the US parent’s tax group. However, it is important to understand that the cumulative German NOLs do not flow-through to the US as a result of this election. Therefore, since these NOLs can only be used to offset future taxable income of the respective German subsidiaries, we continue to believe that valuation allowances against these tax assets are required at March 31, 2005 in accordance with paragraphs 20-25 of SFAS No. 109.

Ms. Nili Shah
August 3, 2005

France: As discussed in our prior response to the Staff dated July 18, 2005, the “check-the-box” election for a French subsidiary resulted in an ordinary tax deduction at the level of the US parent related to the decrease in value of the original tax basis. The Company has no NOLs in France related to this entity.
Although the Company’s historical operating results and its future forecasts indicate substantial taxable income on a consolidated basis, the Company’s tax accounting for the “check-the-box” elections and tax NOLs require detailed analysis at the individual subsidiary level by jurisdiction, thereby resulting in the need for valuation allowances for selected subsidiaries in various countries. We will provide additional disclosure regarding this fact in our Critical Accounting Policy section of Amended Form 10-K for fiscal 2004.
2.	The Commission’s comment was as follows:

Please ensure that the revised disclosures specifically address the negative trend in consolidated gross margin over the past 8 fiscal quarters. Disclose whether this trend is expected to continue and the specific competitive and business factors that constrain management’s ability to reverse this trend. Relevant factors could also include: the remaining duration of material long term pricing agreements; the strategies being used to manage your exposure to the rising raw material prices; and whether you are able to secure long-term raw materials pricing arrangements to match your obligation under the long term pricing agreements with your customers.

It is our understanding that the decrease in gross margin you are experiencing is the result of a decline in sales price and an increase in raw materials prices. Note that Item 303 (a) (3) (ii) and (iii) of Regulation S-K requires you to disclose the extent to which sales variances were impacted by price changes. This impact should be quantified in MD&A given your assertion that the impact has been material. This is also necessary to a reader’s understanding of whether the material decline in gross margin is primarily attributable to the price changes or to the increases in raw materials costs.
By way of an example, we provide the proposed disclosures the Company will use to address the above comment in its Third Quarter Form 10-Q in the Operating Income section of MD&A for the Seating and Interiors-North America segment (similar disclosure will be provided for other reportable segments in the amended 10-K and 10-Q’s, as appropriate) as well as the Consolidated Fiscal Year 2005 Operating Income Outlook from the amended Form 10-K.
Seating & Interiors – North America
Seating & Interiors – North America operating income was $276 million (excluding $12 million of restructuring costs), compared to the prior period operating income of $434 million (excluding $5 million of restructuring costs). The decrease of $158 million was due to selling price reductions in excess of cost savings and the deconsolidation of a joint venture, partially offset by lower SG&A.
Lower sales mix of mature vehicle programs and sales price reductions under long term agreements with the Company’s customers exceeded cost reductions

Ms. Nili Shah
August 3, 2005

and operational efficiencies by $128 million in the period. The lower sales mix of mature vehicle programs negatively impacted results as these sales typically deliver more favorable margins due to operational efficiencies and cost reductions that are implemented throughout the vehicle life cycle. In contrast, new vehicle programs require significant engineering and start up costs thereby reducing margins at the onset of the program. Annual price reduction renewal negotiations during the period yielded terms consistent with prior agreements. It should be noted that price reduction commitments are often made in the context of broader customer negotiations on several factors, including volume.
The segment experienced commodity cost increases, primarily steel, of approximately $97 million compared to the prior year. The Company continues to address the rising commodity costs in the region through negotiations with both its customers and suppliers. In order to address future increases, the Company intends to modify the duration and terms of its direct material buy contracts. The Company expects these commodity cost pressures on gross profit to continue in the fourth quarter of fiscal 2005, with increased pressure from Tier 2 and Tier 3 suppliers partially offset by the Company’s direct purchase initiatives.
SG&A expenses decreased $67 million in the period primarily due to lower net engineering expenses.
Fiscal 2005 Operating Income Outlook
In fiscal 2005, the Company anticipates that growth by both the Automotive Group (which includes Seating & Interiors and the Battery Group) and the Controls Group, together with improvements in operational quality and cost, will lead to a 10 to 12 percent increase in operating income.
The Automotive Group operating margin percentage for fiscal 2005 is expected to increase slightly compared to fiscal 2004. Management anticipates that the benefits of operational efficiencies, restructuring, and lower launch costs will be partially offset by lower pricing, higher commodity costs, and increased employee benefit costs. The Automotive Group has supply agreements with certain of its customers that provide for annual price reductions and, in some instances, for the recovery of material cost increases. The group expects to continue its historical trend of being able to significantly offset any sales price changes with cost reductions from design changes and productivity improvements and through similar programs with its own suppliers.
The Controls Group operating margin percentage for fiscal 2005 is expected to decline moderately compared to the fiscal 2004 level. This reflects competitive pricing in the new construction market, a higher proportion of facility management sales with inherently lower margins and rising employee benefit costs. These factors are expected to be partially offset by strong technical services growth and improved operational efficiencies in North America.

Ms. Nili Shah
August 3, 2005

We have appreciated the opportunity to discuss the questions raised in your prior correspondence and look forward to a resolution of these issues. If there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.

Very truly yours, JOHNSON CONTROLS, INC.
/s/ R. Bruce McDonald
R. Bruce McDonald
Vice President and Chief Financial Officer